10028799

UNITED STATES
[...]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9191 Towne Center Drive, Suite 406
(No. and Street)

San Diego (City) California, (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constance L. Gibbs (858) 320-2850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 4 2010
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BP 6/9

OATH OR AFFIRMATION

I, Constance L. Gibbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Diego
Subscribed and sworn (or affirmed) to before me this 24th day of February, 2010 by Constance L. Gibbs proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Managing Director/CFO

Title

PAOLA MARANGON
COMM. #1871225
Notary Public - California
San Diego County
My Comm. Expires Dec. 6, 2013
NR01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Pacific American Securities, LLC:

We have audited the accompanying statement of financial condition of Pacific American Securities, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

Pacific American Securities, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$ 158,986
Receivables from clearing organization	401,249
Deposit with clearing organization	100,000
Marketable securities, at market value	18,288
Receivable from related parties	119,679
Property and equipment, net	18,961
Prepaid expense	124,992
Deposits	12,763
Other assets	600
Goodwill, net	415,455
Total assets	$ 1,370,973

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 130,025
Payable to brokers, dealers, and clearing organizations	165,600
Total liabilities	295,625
Commitments and contingencies	
Member's equity	
Member's equity	1,075,348
Total member's equity	1,075,348
Total liabilities and member's equity	$ 1,370,973

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Commission income	$ 5,641,075
Interest income	55,945
Other income	7,277
Net investment gains (losses)	6,624
Total revenues	5,710,921
Expenses	
Employee compensation and benefits	1,391,835
Commissions, trading fees and floor brokerage	2,776,042
Communication and data processing	935,171
Interest expense	491
Occupancy and equipment rental	225,487
Professional fees	173,301
Other operating expenses	529,456
Total expenses	6,031,783
Net income (loss) before income tax provision	(320,862)
Income tax provision	6,800
Net income (loss)	$ (327,662)

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Changes in Member's Equity
December 31, 2009

	Member's Equity
Balance at December 30, 2008	$ 1,792,510
Distributions to member	(389,500)
Net income (loss)	(327,662)
Balance at December 31, 2009	$ 1,075,348

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activitie				
Net income (loss)			$	(327,662)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation expense	$	21,424		
Net (gains) losses on marketable securities, at market value		(6,624)		
(Increase) decrease in assets:				
Receivables from clearing organization	$	306,266		
Receivable from related parties		79,763		
Prepaid expense		15,263		
Other assets		500		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		(375,177)		
Payable to brokers, dealers, and clearing organization		(90,460)		
Income tax payable		(11,790)		
Total adjustments				(60,835)
Net cash and cash equivalents provided by (used in) operating activities				(388,497)
Cash flow from investing activities:				
Purchase of property and equipment		(12,320)		
Net cash and cash equivalents provided by (used in) investing activities				(12,320)
Cash flow from financing activities:				
Capital distributions		(389,500)		
Net cash and cash equivalents provided by (used in) financing activities				(389,500)
Net increase (decrease) in cash and cash equivalents				(790,317)
Cash and cash equivalents at beginning of year				949,303
Cash and cash equivalents			$	158,986

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	491
Income taxes	$	13,600

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific American Securities, LLC (the "Company") was organized in the State of California on February 19, 1997, as a broker/dealer in securities under the Securities and Exchange Act of 1934. On April 1, 1999, the Company became a Delaware Single Member Limited Liability Company. The Company is a wholly–owned subsidiary of Pacific American Services Group, LLC (the "Parent"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Pacific American Services Group, LLC (the "Parent"), and is affiliated through common ownership to Pacific American Advisors, LLC ("PAA").

The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including operating as a broker/dealer for customers, who are predominately institutional investors. The Company also provides soft dollar services by engagement, and trades securities for its own account.

Under the membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis under a clearing agreement and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables from clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previous reported results of operations or member's equity.

Note 2: RECEIVABLES FROM CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2009, the receivables from clearing organization of $401,249 are pursuant to these clearance agreements.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Clearview Correspondent Services ("Clearing Broker") to carry its account and the accounts of its customer as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2009 was $100,000.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2009 these securities are carried at their fair market value of $18,288. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment gains of $6,624.

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Pacific American Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2099.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market value	$ 18,288	$ 18,288	$ -	$ -
Total	$ 18,288	$ 18,288	$ -	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixture	$ 56,573	2 - 5 years
Machinery and equipment	126,639	2 - 5 years
	183,212	
Less: Accumulated depreciation	(164,251)	
Property and equipment, net	$ 18,961	

Depreciation expense for the year ended December 31, 2009, was $21,424.

Note 6: INCOME TAXES

As discussed in Note 1, the Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. However, for tax purposes the Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 6: INCOME TAXES
(Continued)

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2009, the income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	6,000
Total income tax provisions	$ 6,800

Note 7: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees, and soft-dollar research advances in prepaid expenses of $124,992 on the Statement of Financial Condition. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 8: SOFT-DOLLAR ARRANGEMENTS

The Company provides research to certain customers pursuant to soft-dollar arrangement. The value of research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers, based on commission income received. As of December 31, 2009, $40,983 for such services had been accrued and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

Note 9: GOODWILL, NET

Goodwill represents the unamortized cost of acquiring the net assets, of another broker/dealer, in excess of the appraised value of such assets, at the date of acquisition. The goodwill is tested annually for impairment using guidelines set forth in FASB ACS 350, Intangibles — Goodwill and Other. The Company believes that no impairment existed at December 31, 2009. Before adopting the provisions of FASB ACS 350, the Company had previously amortized $169,028 of the original goodwill using straight–line amortization.

Pacific American Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 10: RELATED PARTY TRANSACTIONS

Pacific American Services Group, LLC (the "Parent"), is the holding company for Pacific American Securities, LLC and Pacific American Advisors, LLC ("Advisors"). The Company has entered into a written agreement with the Parent and Advisors, whereby the Company and Advisors reimburse the Parent on a ratio of two–thirds/one–third, respectively, for common office space and expenses. Advisors also provides the Company with accounting services.

During the year ended December 31, 2009 the Company made various advances to its employees and affiliates. These advances are unsecured, non-interest bearing and due on demand. Total advances receivable at December 31, 2009 was $119,679.

It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2002, the Company adopted a 401(k) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary. For the year ended December 31, 2009, the Company did not make any contributions.

Note 12: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 13: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various non–cancelable leases for office equipment. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Note 13: COMMITMENTS AND CONTINGENCIES

(Continued)

Year Ending December 31,	
2010	$ 140,068
2011	144,292
2012	148,512
2013	152,928
2014	104,096
2015 & thereafter	-
	$ 689,896

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Pacific American Securities, LLC
Notes to Financial Statements
December 31, 2009

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $379,998 which was $279,998 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($295,625) to net capital was 0.78 to 1, which is less than the 15 to 1 maximum allowed.

Note 16: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $23,601 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 403,599
Adjustments:		
Member's equity	$ (30,400)	
Non-allowable assets	6,799	
Total adjustments		(23,601)
Net capital per audited statements		$ 379,998

Pacific American Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Member's equity	$ 1,075,348	
Total member's equity		$ 1,075,348
Less: Non-allowable assets		
Receivable from related parties	(119,679)	
Property and equipment, net	(18,961)	
Prepaid expense	(124,992)	
Deposits	(12,763)	
Other assets	(600)	
Goodwill, net	(415,455)	
Total non-allowable assets		(692,450)
Net capital before haircuts		382,898
Less: Haircuts on securities		
Haircut on marketable securities	(2,743)	
Haircut on money markets	(157)	
Total haircuts on securities		(2,900)
Net Capital		379,998
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 19,708	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 279,998
Ratio of aggregate indebtedness to net capital	0.78 : 1	

There was a difference of $23,601 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 16.

Pacific American Securities, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pacific American Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Pacific American Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pacific American Securities, LLC:

In planning and performing our audit of the financial statements of Pacific American Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2010

Pacific American Securities, LLC

Report on the SPIC Annual Assessment

Pursuant to rule 17a-5 (e) 4

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pacific American Securities, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Pacific American Securities, LLC ("the Company") for the year ended December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Pacific American Securities, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

WE FOCUS & CARE™

Pacific American Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

		Amount
Total assessment	$	9,471
SIPC-4 general assessment Payment made on July 21, 2009		(4,084)
SIPC-7T general assessment Payment made on February 18, 2010		(5,387)
Total assessment balance (overpaymment carried forward)	$	-

Pacific American Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009